Exhibit 99.2

KITOV PHARMA LIMITED

2018 Annual General Meeting

of Shareholders

December 19, 2018

Proxy Statement

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Proxy Statement

Notice is hereby given that the 2018 Annual General Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Kitov Pharma Limited (“Kitov” or the “Company”) will be held at our executive offices at One Azrieli Center, Round Tower, 19th Floor, Tel Aviv, Israel (the “Company Offices”) on Wednesday, December 19, 2018, at 4:30 p.m. local time.

Record Date; Shareholders Entitled to Vote; Admission

Only shareholders of record at the close of business in New York on Wednesday, November 14, 2018 (hereinafter: the “Record Date”) will be entitled to vote at the Annual Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, with no par value, shall entitle its holder to one vote on each matter properly submitted at the Meeting. Each American Depositary Share (“ADS”) representing twenty (20) such ordinary shares shall entitle the holder of the ADS to twenty (20) votes on each matter properly submitted at the Annual Meeting. As of November 8, 2018, we had 319,803,954 ordinary shares outstanding eligible to vote at shareholders’ meetings. These issued and outstanding ordinary shares would be represented by 15,990,197 of our ADSs.

A shareholder, whose shares are registered with a Tel Aviv Stock Exchange (“TASE”) member and are not registered on the Company’s shareholder’s register, is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the Proxy Statement and Voting Slip, and to any Position Statements posted on the Israel Securities Authority (“ISA”) website, unless the shareholder gave notice that he or she is not so interested; provided, that the notice was given with respect to a particular securities account, prior to the Record Date. A shareholder, whose shares are registered with a member of the TASE, is required to prove his or her share ownership to vote at the Meeting in accordance with the Companies’ Regulations (Proof of Ownership of a Share for the Purpose of Voting at the General Meeting), 5760-2000. Such shareholder shall provide us with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his address (in consideration of mailing fees only), if the shareholder so requested. Such a request will be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of ISA up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Attendance in person at the Annual Meeting will be limited to shareholders, their legal proxy holders or their authorized persons only. To gain admission to the Annual Meeting, one must have a form of government-issued photograph identification and proof of share ownership as of the Record Date, issued by a broker or bank. Legal proxy holders and authorized persons will also need to submit, in addition to proof of share ownership as of the Record Date, a document of appointment, in accordance with our amended and restated articles of association.

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Voting Instruments

Whether or not you plan to attend the Meeting, it is important that your shares be represented. In accordance with Section 182(b) of the Companies Law, 5759-1999 (hereinafter: the “Companies Law”), anyone holding ordinary shares of the Company at the end of the trading day on the Record Date shall be entitled to participate in the Meeting and to vote in person or by proxy, by appointing a proxy to vote (hereinafter: the “Proxy Letter”) which shall be in writing and signed by the appointing party or their authorized attorney, and if the appointing party is a corporation the appointment shall be in writing signed by authorized corporate signatories together with the company stamp, or by authorized attorney. The Proxy Letter, or a copy satisfactory to the Company Secretary, must be deposited at the Company Offices or the place designated for the Meeting no later than 48 hours prior to the time scheduled for the Meeting at which the person noted in the Proxy Letter intends to vote. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all the Proxy Letters at the commencement of the Meeting, subject to the presentation of proof of share ownership. A Proxy Letter held by a participant at the Meeting which is dated more than 12 months from the signature date shall be considered invalid.

This Proxy Statement also serves as a Notice to the Shareholders of a General Meeting at a Public Company pursuant to Regulation 4 of the Companies Regulations (Notice and Announcement of General Meeting and Class Meeting in Public Company and the Addition of a Matter to the Agenda), 5760-2000 (the “Notice Regulations”), as well as a Voting Slip pursuant to the Companies Regulations (Voting Slip and Position Statements), 5766-2005 (the “Voting Slip Regulations”). With respect to certain matters on the agenda of the Meeting, a shareholder holding our ordinary shares may also vote via the Voting Slip included at the end of this Proxy Statement. The sites where one can find the form of the Voting Slip and Position Statements (if any), as per their meanings under Sections 87 and 88 of the Companies Law and under the Voting Slip Regulations, are as follows: on the distribution site of ISA, at www.magna.isa.gov.il (hereinafter: “Distribution Site”), and on the website of the TASE for listed company reports, at www.maya.tase.co.il (hereinafter: the “TASE Website”). A shareholder may contact us directly and receive the form of the Voting Slip and Position Statements (if any), or at such shareholder’s consent, links to the text of the Voting Slip at the Distribution Site. A shareholder whose securities are registered with a TASE stock exchange member is entitled to receive certification of ownership from such member such that the holder can vote at the Meeting and send a timely Voting Slip as required. Voting by Voting Slip shall be by checking the applicable boxes on the Voting Slip included at the end of this Proxy Statement, as published on the Distribution Site. All Voting Slips (together with proofs of ordinary share ownership, and all documents required to be submitted therewith) must be delivered to the Company Offices set forth above, such that the Voting Slip arrives no later 4 hours prior to the designated time of the Meeting, namely by no later than Wednesday, December 19, 2018, 12:30 p.m. Israel Time.

A shareholder not registered in our share register, namely a shareholder pursuant to Section 177(1) of the Israeli Companies Law (namely – one to whose credit a share of the Company is recorded at a TASE member, and such share is included in the Company’s share register under the name of our Registration Company), may also vote via Electronic Voting Slip which will be delivered to us via the Electronic Voting System being operated pursuant to Section B of Chapter G’2 of the Securities Law, 5728-1968 (the “Securities Law”). Voting via Electronic Voting Slips will be allowed until six (6) hours prior to the Meeting commencement, namely by no later than Wednesday, December 19, 2018, 10:30 a.m. Israel Time.

ADS holders should return their BNY Mellon form of Voting Instruction Form for holders of our ADSs by no later than the date and time set forth on such Voting Instruction Form.

Forms of each of the Voting Slip and the BNY Mellon Voting Instruction Form for holders of the Company’s ADSs will also be furnished to the Securities and Exchange Commission (the “SEC” or the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov. Each of these will also be filed with ISA and TASE and will be available on their respective websites for listed company reports at: www.magna.isa.gov.il and www.maya.tase.co.il.

Quorum, Required Vote and Voting Procedures

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of The NASDAQ Listing Rules (the “NASDAQ Rules”), provided that we disclose those NASDAQ Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “foreign private issuer exemption”). We currently rely on this foreign private issuer exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, and pursuant to our amended and restated articles of association, the quorum required for the Meeting consists of at least two shareholders who are present at the Meeting, in person, by Proxy Letter, by Voting Slip (paper or electronic) or otherwise represented at the Meeting by their authorized persons (hereinafter, “Valid Meeting Participants”), and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company (the “Legal Quorum Threshold”), (instead of 33 1/3% of the issued share capital provided under the NASDAQ Rules). Abstentions and “broker non-votes”, as well as any abstentions by ADS holders with respect to our ordinary shares held by the Depositary, are counted as present and entitled to vote for purposes of determining a legal quorum.

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Should no legal quorum be present one half hour after the scheduled time, the Meeting will be adjourned to one week from that day, at the same time and place, i.e. on Wednesday, December 26, 2018 at 4:30 p.m. (Israel Time) at the Company Offices, (each such adjourned meeting referred to hereinafter as an “Adjourned Meeting”). Should such Legal Quorum Threshold not be present one half hour after the time set for the Adjourned Meeting, any two shareholders present as Valid Meeting Participants will then constitute a legal quorum.

The affirmative vote of the holders of a majority of the Company’s ordinary shares, participating and voting at the Meeting as Valid Meeting Participants, is required to adopt each of the proposals to be presented at the Meeting.

Under the terms of the Depositary Agreement among the Company, BNY Mellon (which acts as the Depositary) and the holders of our ADSs, upon the written request of an owner of ADSs, as of the date of the request or, if a record date was specified by the Depositary, as of that record date, received by the Depositary on or before any instruction cutoff date established by the Depositary in its notices to ADS holders, the Depositary shall, endeavor, in so far as practicable, to vote or cause to be voted the number of deposited ordinary shares represented by those ADSs in accordance with the instructions set forth in that request. We have instructed the Depositary to disseminate a Notice of the Meeting, and have given the Depositary notice of the Meeting, details concerning the matters to be voted upon and copies of materials to be made available to holders of ordinary shares in connection with the Meeting not less than 30 days prior to the Meeting date. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited ordinary shares other than (a) in accordance with instructions given by owners and received by the Depositary; or, (b) as provided in the following sentences. If no instructions are received by the Depositary from an owner of ADSs with respect to a matter and a number of ADSs of that owner on or before the instruction cutoff date set forth on the BNY Mellon Voting Instruction Form, the Depositary shall deem that owner to have instructed the Depositary to give a discretionary proxy to a person designated by us with respect to that matter and the number of ordinary shares of the Company represented by that number of ADSs, and the Depositary shall give a discretionary proxy to a person designated by us to vote that number of ordinary shares of the Company as to that matter, except that no instruction of that kind shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which we inform the Depositary (and we agree to provide such information as promptly as practicable in writing, if applicable) that (x) we do not wish a proxy given, (y) substantial shareholder opposition exists, or (z) the matter materially and adversely affects the rights of holders of shares.

All ordinary shares represented by properly executed Proxy Letters, Voting Slips, or Electronic Voting Slip instructions, which are received prior to the applicable deadline with respect to such voting instrument, and not revoked prior to, or at, the Meeting in accordance with the procedures described in the Proxy Statement or under applicable law as applicable with respect to such voting instrument, will be voted as specified in the instructions indicated in such voting instruments. Subject to applicable law and the NASDAQ Rules, in the absence of such instructions, the ordinary shares represented by properly executed and received voting instruments will be voted “FOR” all of the proposed resolutions to be presented at the Meeting.

We are currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies and present at the Meeting shall vote according to their own judgment on those matters.

Shareholder Proposals

Under Israeli law, one or more shareholders holding, in the aggregate, 1% or more of the voting rights of the Company (hereinafter, “Proposing Shareholder(s)”) may request to include a proposal on the agenda of a shareholders meeting (including proposing the nomination of a candidate to our Board of Directors (the “Board of Directors”) for consideration by the Board of Directors) by submitting such proposal within seven days of publication of our notice with respect to a general meeting of our shareholders (a “Meeting Agenda Addition”). Accordingly, any Proposing Shareholder(s) may request to include a Meeting Agenda Addition proposal on the agenda of this Meeting by submitting such proposal in writing to us no later than Friday, November 16, 2018, 4:00 p.m. Israel time, at the Company Offices, Attn: Avraham Ben-Tzvi, Adv..

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Under Article 62 of our amended and restated articles of association, a shareholder (including two or more shareholders that are acting in concert, also referred to as “Proposing Shareholder(s)”) holding, in the aggregate, at least one percent of the voting rights in the Company may request, subject to the Companies Law, that our Board of Directors include a proposal on the agenda of a general meeting to be held in the future, provided that the Company Secretary has been given timely notice by the Proposing Shareholder(s) of such request in writing (a “Proposal Request”), and the Proposal Request complies with all the requirements set forth in our amended and restated articles of association, and any applicable law and stock exchange rules, in Israel or abroad. To be considered timely, a Proposal Request, in respect of any general meeting, must be delivered, either in person or by certified mail, postage prepaid, and received at the Company Offices no later than fourteen (14) days after the date of first publication by us of our annual consolidated financial statements, preceding the annual general meeting at which the shareholders are to receive the consolidated financial statements for such year. The Company has not received any such Proposal Request during 2018.

If a Meeting Agenda Addition or Proposal Request is to nominate a candidate for election to our Board of Directors, the Proposing Shareholder(s) must provide (a) a declaration signed by the nominee and any other information required under the Companies Law, (b) all of the information set forth under Regulation 26(a) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970 (the “Israeli Reporting Regulations”), (c) additional information in respect of the nominee as would be required in response to the applicable disclosure requirements in Israel or abroad, including those of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the Commission, to the extent applicable, (d) a representation made by the nominee of whether the nominee meets the objective criteria for an independent director and/or statutory unaffiliated director of a company such as the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, in Israel or abroad, and if not, then an explanation of why not, and (e) details of all relationships and understandings between the Proposing Shareholder(s) and the nominee.

Position Statements

Under Israeli law, shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written Position Statement (“Position Statement”) to the Company Offices, Attn: Avraham Ben-Tzvi, Adv., Company Secretary. Any Position Statements so submitted must comply with the requirements set forth under the Companies Law and any applicable regulations, including the Voting Slip Regulations. We will furnish to the Commission on Form 6-K any legally compliant Position Statements received by us, and they will be made available to the public on the Commission’s website at www.sec.gov, and in addition on the Distribution Site and on the TASE Website. Position Statements should be submitted to us by no later than Sunday, December 9, 2018 at 4:00 p.m. Israel time.

Updates to Meeting Agenda

In accordance with, and subject to the provisions of the Companies Law and any regulations enacted thereunder, we may, after the date of publication of this Proxy Statement, make changes to the agenda topics (including adding a topic), and Position Statements regarding matters on the agenda of the Meeting may be published. As such changes are made and/or Position Statements are published, it will be possible to review them in our reports on the Commission’s website at www.sec.gov, as well on the Distribution Site and on the TASE Website. We will publicize a revised Proxy Statement as needed in order to reflect any changes in matters on the agenda of the Meeting, by no later than the dates specified in Section 5b in the Notice Regulations. We will furnish to the Commission on Form 6-K any such revised Proxy Statement, and it will be published on the Commission’s website at www.sec.gov, as well as on the Distribution Site and on the TASE Website.

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Compensation of Office Holders

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our chief executive officer and the other two most highly compensated executive officers on an individual, rather than an aggregate, basis. Nevertheless, an amendment to the Notice Regulations enacted in 2014, with respect to the disclosure requirements for the proxy statements of annual general meetings of shareholders at such Israeli public companies which do not file reports with ISA and TASE pursuant to the Israeli Reporting Regulations, requires us to disclose in our proxy statement which is published with respect to our annual general meeting of shareholders, the Terms of Office and Employment (as defined in the Companies Law) actually received by our five most highly compensated Office Holders (as defined in the Companies Law), or to include a reference therein to other previously furnished public disclosure. The disclosure is to be made with respect to the year of the financial statements being presented at such annual general meeting, and as recorded in the Company’s financial statements for such year. This disclosure must be on an individual basis, broken out by components, rather than only on an aggregate basis for all Office Holders, as was previously permitted for Israeli public companies listed overseas prior to the enactment of such amendment. This disclosure may not be as extensive as that required of a U.S. domestic issuer.

In our Annual Report on Form 20-F for the year 2017, under “Item 6.B. Compensation”, we disclosed the breakdown of the annual compensation received by each of our five most highly compensated office holders (as defined in the Companies Law) for the year ended December 31, 2017, broken out by component and on an individual basis, as recorded in our financial statements for such year.

Solicitation of Proxies

We currently rely on a foreign private issuer exemption with respect to the proxy solicitation requirement for meetings of our shareholders. As permitted under the Companies Law, and the Notice Regulations which were enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are not required to physically deliver a notice of a shareholders meeting, a proxy statement or a voting slip. We prepare notices of general meetings of our shareholders, as well as the accompanying proxy statements, voting slips and voting instruction forms, (collectively, the “Proxy Materials”) in accordance with applicable laws, rules and regulations and disclosure requirements in the State of Israel, as such are applicable to a company whose shares are traded on both the TASE and the NASDAQ, and which reports to the SEC as a foreign private issuer and to ISA and the TASE in accordance with the provisions of Chapter E’3 of the Securities Law and the Securities Regulations (Periodic and Immediate Reports of a Foreign Body Corporate) 5761-2000, promulgated thereunder (the “Dual-Listed Reporting Requirements”). Our Proxy Materials may not necessarily be mailed to our beneficial shareholders in Israel, nor to our beneficial ADS holders in the U.S. We will furnish to the SEC on Form 6-K the forms of our Proxy Materials, and they will be made available to the public on the SEC’s website at www.sec.gov. We will also submit the Proxy Materials to ISA and TASE and they will be made available to the public on their respective websites for listed company reports: www.magna.isa.gov.il and www.maya.tase.co.il. We will also include the Proxy Materials on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings, to the extent required under the Companies Law and Notice Regulations governing publication of notices of general meetings of our shareholders and the distribution of the Proxy Materials.

We will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of the BNY Mellon Voting Instruction Form and any additional information furnished to beneficial ordinary shareholders or beneficial holders of ADSs. The Notice of Annual General Meeting of the Shareholders, the Proxy Statement, and the Voting Slip will not be mailed to beneficial ordinary shareholders in Israel. We may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. In addition to solicitation by mail, certain of our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact. None of the contents of our website, or the information that can be accessed through our website, form part of the proxy solicitation materials.

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Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at www.sec.gov.

In addition, since our ordinary shares are traded on the TASE, in the past we filed Hebrew language periodic and immediate reports with, and furnished information to, the TASE and ISA, as required under Chapter F of the Securities Law. In accordance with Section 35XXXIII of the Israel Securities Law, and pursuant to receipt of the approvals required under the Securities Law in order to change to reporting to ISA and TASE in accordance with the U.S. securities laws and regulations, we presently report to ISA and the TASE in accordance with the Dual-Listed Reporting Requirements. Pursuant to the Dual-Listed Reporting Requirements, we prepare our periodic and immediate reports in accordance with U.S. securities laws and reporting requirements. Our major shareholders are required to make applicable ownership disclosures in accordance with U.S. securities laws and reporting requirements. We generally initially file or furnish our reports, as applicable, to the SEC. We then submit copies of the SEC filings and submissions to ISA and TASE, including any filings made by our major shareholders with respect to their holdings in the Company, in accordance with the Dual-Listed Reporting Requirements. Such copies can be retrieved electronically through the Distribution Site (www.magna.isa.gov.il) and the TASE Website (www.maya.tase.co.il).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies, or companies which are otherwise treated as domestic issuers, whose securities are registered under the Exchange Act.

We maintain a corporate website at www.kitovpharma.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Proxy Statement. We have included our website address in this Proxy Statement solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable corporate or securities laws and regulations.

This Proxy Statement and accompanying Voting Slip, as well as the Notice of Annual General Meeting of Shareholders, have been prepared in accordance with applicable disclosure requirements in the State of Israel, as such are applicable to a Company which is a foreign private issuer and whose securities are traded on both the TASE and the NASDAQ, and which reports in Israel in accordance with the Dual-Listed Reporting Requirements. The circulation of this Proxy Statement, the accompanying Voting Slip, and/or our Notice of Annual General Meeting of Shareholders, and neither the forms or the contents thereof, nor the language set forth therein, each of such documents should be taken as an admission that we are subject to the proxy rules under the Exchange Act, nor as an admission that in doing so we are not availing, nor that we may not avail, ourselves of any, or all of, the exemptions set forth under Regulation 3 of the Companies Regulations (Relief Regulations for Companies Whose Securities are Listed for Trading on an Exchange Outside of Israel), 5760-2000. Furthermore, nothing in the form or content of, and/or the language in, the Proxy Statement should be taken as an admission by us with respect to that which is stated under Regulation 5 of the Notice Regulations concerning the applicability (or lack thereof) of instructions under relevant non-Israeli law as to the content our Proxy Statement, the accompanying Voting Slip, and/or our Notice of Annual General Meeting of Shareholders, insofar as such may apply to certain matters on the agenda of the Meeting.

Company Representative for Matters in connection with this Proxy Statement

Our representative for matters in connection with this Proxy Statement is Mr. Avraham Ben-Tzvi, Adv., at One Azrieli Center, Round Tower, 19th Floor, Tel Aviv, Israel, Telephone: +972-3-9333121; email: avraham@kitovpharma.com; or fax: +972-153-39311321.

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Proposal 1:

REVIEW OF THE COMPANY’S FINANCIAL STATEMENTS AND ANNUAL REPORT FOR THE
YEAR ENDED DECEMBER 31, 2017.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on our Consolidated Statement of Financial Position as of December 31, 2017 and the Consolidated Statements of Operations, Changes in Equity (Deficit) and Cash Flows for the year then ended. We published our audited financial statements for the fiscal year ended December 31, 2017 as part of our Annual Report on Form 20-F which was filed with the Securities and Exchange Commission on March 5, 2018, and is available at their website, www.sec.gov, on our corporate website, http://kitovpharma.investorroom.com/, as well as on the Distribution Site and on the TASE Website.

We will hold a discussion with respect to the Annual Report and financial statements at the Meeting.

This agenda item will not involve a vote by the shareholders.

Proposal 2:

To review the compensation paid by the Company during 2017 to Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, the independent public accountants of the Company

Under the Companies Law and our amended and restated articles of association, our shareholders are authorized to appoint the Company’s independent auditor. Under the Companies Law and our amended and restated articles of association, our shareholders may appoint our independent auditor to hold office for a longer period of time than one year, but that will not extend beyond the end of the third annual meeting following that at which the auditor was so appointed. At our 2017 Annual General Meeting of the Shareholders, our shareholders appointed Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public auditor of the Company for such longer period of time not to extend beyond the 2020 Annual General Meeting.

Under the Companies Law and our amended and restated articles of association, our Board of Directors is authorized to determine our independent auditor’s remuneration. In addition, the NASDAQ Rules require that our Audit Committee approve the re-appointment and remuneration of our independent auditor. In our amended and restated articles of association, a provision has been included such that for so long as the securities of the Company are listed for trading on an exchange in the United States of America, such authority of the Board of Directors to set the remuneration of our independent auditor for audit activity and/or for additional services to us not being audit-related, will be deemed to have been delegated by our Board of Directors to the Audit Committee of our Board of Directors.

Under the Companies Law, our Board of Directors is required to report to our Annual General Meeting the compensation paid to our independent auditor with respect to the year of the financial reports being presented to the shareholders at such Annual General Meeting. The following table sets forth the approximate total compensation that was paid by the Company and its subsidiary to our independent auditors Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, for 2017:

(in thousands of U.S. dollars)
2017
Audit fees(1)	85
Tax(2)	19
Other(3)	35
Total	139

(1)	“Audit fees” include fees for services performed in connection with the Company’s annual audit, certain procedures regarding the Company’s interim financial results, fees related to our public offerings and registration statements, and consultation concerning financial accounting and reporting standards.

(2)	These fees relate to services provided regarding tax compliance and review of tax returns.

(3)	These fees relate to services not connected to audit services.

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100% of the audit related services, tax and other fees described in the table above were approved by the audit committee in accordance with paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2013, and prior to becoming a public company, they were the auditors of our wholly owned subsidiary, Kitov Pharmaceuticals Ltd., since 2010. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

This agenda item will not involve a vote by the shareholders.

Proposal 3:

To approve AN amendment to the Company's amended and restated Articles of Association WITH RESPECT TO EXCLUSIVE FORUMS FOR CERTAIN LITIGATION MATTERS

We are asking shareholders to approve an amendment (the “Amendment”) to the Company’s Amended and Restated Articles of Association (the “Articles”) that, if adopted, would result in the courts located either within the State of Israel, or the Federal District Courts of the United States of America, serving as the exclusive forum for the adjudication of certain legal actions involving the Company.

Specifically, if this proposal is approved by shareholders, the Articles will be amended to insert a new provision as Article 143 to the Articles and to make appropriate conforming changes. The text of the new Article 143 is as follows:

“143	EXCLUSIVE FORUMS FOR ADJUDICATION OF DISPUTES

(a)	Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law 5759-1999 or the Israeli Securities Law 5728-1968, shall be the Tel Aviv District Court (Economic Division in the State of Israel (or, if the Tel Aviv District Court does not have jurisdiction, and no other Israeli court has jurisdiction, the federal district court for the District of New York), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this bylaw.

(b)	Without prejudice to the above, unless the Company consents in writing to the selection of an alternative forum, and other than with respect to plaintiffs or a class of plaintiffs which may be entitled to assert in the courts of the State of Israel, with respect to any causes of action arising under the Securities Act of 1933, the federal district courts of the United States of America in the New York District shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. Any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to the provisions of this Article 143.”

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We believe that adopting the Amendment is in the best interests of the Company and its shareholders for the following reasons:

●	The Amendment provides that all intra-corporate disputes will be litigated in the State of Israel, where the Company is incorporated and whose law governs such disputes;

●	The Israeli courts have developed considerable expertise in dealing with corporate law issues involving Israeli listed companies, as well as a substantial and influential body of case law construing Israel’s corporate law and long-standing precedent regarding corporate governance;

●	The Amendment will help the Company avoid multiple lawsuits in multiple jurisdictions relating to such disputes, thus saving the significant costs and effort in addressing cases brought in multiple jurisdictions;

●	The Amendment will reduce the risk that the outcome of cases in multiple jurisdictions could be inconsistent, even though each jurisdiction purports to follow the same set of laws;

●	The Amendment will only regulate the forum where our shareholders may file claims relating to the specified intra-corporate disputes; it does not restrict the ability of our shareholders to bring such claims, nor does it affect the remedies available if such claims are ultimately successful;

●	The Company will retain the ability to consent to an alternative forum in appropriate circumstances where the Company determines that its interests and those of its shareholders are best served by permitting a particular dispute to proceed in a forum other than the State of Israel or the federal district courts, as applicable; and

●	The Amendment is not being proposed in anticipation of any specific litigation or transaction.

As a general matter, we see an increasing trend in lawyer-driven shareholder litigation relating to mergers and acquisitions or in connection with other matters submitted for shareholder approval. Such cases are typically filed in the state court where the defendant company is headquartered or its securities are offered, or where one or more of the plaintiff shareholders are domiciled, rather than the state where the company is incorporated, thus requiring a court less familiar with the laws of the state of incorporation to interpret and apply those laws.

In addition, on March 20, 2018, the Supreme Court of the United States of America unanimously held in Cyan, Inc. v. Beaver County Employees Retirement Fund that securities plaintiffs could bring class actions under the Securities Act of 1933 (“1933 Act”) in state courts. The Court’s unanimous decision in Cyan permits a class action asserting Section 11 or 12(a)(2) claims under the 1933 Act to proceed in state court while a related Section 10(b) class action is proceeding under the Securities Exchange Act of 1934 Act (“1934 Act”) in federal court.

The Company was subjected to such bifurcated litigation in America during 2017-18, in connection with disclosures regarding an ongoing investigation by the Israeli Securities Authority. While we ultimately settled this American litigation at the behest of our insurers, we believe that this bifurcation is highly dysfunctional. 1933 Act claims are often closely related to 1934 Act claims. For instance, plaintiffs alleging false or misleading corporate statements in the context of an initial public offering (“IPO”) almost invariably challenge these same statements under both Section 11 and Section 10(b). Likewise, the class of purchasers harmed by a stock price drop will comprise the same members in both actions. Questions of causation will be common to both actions as well, since the alleged misrepresentations must be causally related to what made the stock price drop. Yet these related claims can be split apart and litigated in different courts, with different pleading burdens, lead-plaintiff rules, discovery practices, and case schedules.

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Exclusive forum provisions such as is contemplated by the Amendment are becoming increasingly common at companies listed in the USA. Without a similar provision such as that contemplated by the Amendment, the Company would be exposed to the possibility of plaintiffs using the Company’s diverse operational base, and dual listing of its securities on the NASDAQ and TASE to bring claims against the Company in multiple jurisdictions having parallel jurisdiction over the matter and/or choosing a forum state for litigation that may not apply Israeli law to the Company’s internal affairs in the same manner as the Israeli courts would be expected to do so.

Although forum selection provisions have become more common, and we believe that Israeli corporations are permitted to adopt exclusive forum provisions in their articles of association, and we know of no reason a court in Israel and/or in another jurisdiction would not be willing to enforce the Amendment, no assurance can be given that courts in all jurisdictions will be willing to enforce the terms of the Amendment. Nonetheless, certain jurisdictions have enforced exclusive forum provisions, and we believe courts may be more likely to enforce the Amendment since it has been approved by the Company shareholders in a binding vote under Israeli Companies Law, and that the adoption of the Amendment would reduce the risk that the Company could become subject to duplicative litigation in multiple forums, as well as the risk that the outcome of cases in multiple forums could be inconsistent, even though each forum purports to follow Israeli law under which the Company is incorporated. Any of these could expose the Company to increased expenses or losses.

We believe the Amendment will have no impact on the kind of remedy a security holder may obtain and does not deprive holders of legitimate claims; rather it attempts to prevent the Company from being forced to waste corporate assets defending against duplicative suits. At the same time, we believe that the Company should retain the ability to consent to an alternative forum on a case-by-case basis where the Company determines that its interest and those of its securities holders are best served by permitting such a dispute to proceed in a forum other than as set forth in the Amendment. We also note that the selected venue is the Company's state of incorporation, which we believe should also support the choice of exclusive forum.

After considering the foregoing, the we believe the Amendment is in the best interests of the Company and its shareholders and our board of directors recommends that our shareholders approve the Amendment. If approved by shareholders, the Amendment will be immediately effective.

Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve the addition of Article 143 to the Company's amended and restated articles of association as set forth in the Proxy Statement”.

In accordance with Sections 20, 24, 57 and 85 of the Companies Law, and Article 6 of our amended and restated articles of association, the approval of Proposal 3 must receive the affirmative vote of the holders of a majority of our ordinary shares participating and voting at the Meeting as Valid Meeting Participants.

Our Board of Directors recommends that the shareholders approve the amendments to the Company's amended and restated articles of association as set forth in the Proxy Statement.

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Proposal 4:

Re- Election of Directors

Our Board of Directors presently consists of nine directors, a majority of whom are classified as independent directors, as set forth below.

Name	Age	Position

Third Class of Directors Serving until 2018 Annual General Meeting

Isaac Israel	40	Chief Executive Officer and Director

Simcha Rock, CPA, MBA (3)(5)	68	Chief Financial Officer (6) and Director

Revital Stern-Raff, CPA, MBA(1)(3)	44	Independent Director

First Class of Directors Serving until 2019 Annual General Meeting

John Paul Waymack, M.D., Sc.D. (4)	66	Chairman of the Board of Directors and Chief Medical Officer

Gil Ben-Menachem, Ph.D., MBA(4)(5)	51	Vice President of Business Development and Director

Arye Weber (1)(2)(3)	70	Independent Director

Second Class of Directors Serving until 2020Annual General Meeting

Ido Agmon, MBA (2)(3)(4)	41	Independent Director

Steven Steinberg (1)(2)	57	Independent Director

Ran Tzror, CPA, MBA (5)	37	Independent Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our investments committee
(4)	Member of our science and technology committee
(5)	Director of our majority owned subsidiary, TyrNovo Ltd.

John Paul Waymack, M.D., Sc.D. was one of the founders of Kitov Pharmaceuticals and has served as the chairman of our board of directors and has been responsible for the medical operations of the Company as chief medical officer since July 2013. Dr. Waymack has over 20 years of experience in the biopharma field. Dr. Waymack is a former academic transplant surgeon and a former FDA medical officer, with over twenty years of experience in drug development as a consultant to major pharmaceutical companies, including Pfizer, Roche, Pharmacia, Warner Lambert and Searle. During his 10 years of academic career, Dr. Waymack published over 100 scientific essays, mainly in the fields of prostaglandins and immunology. In addition, Dr. Waymack volunteered to the U.S. Army, where he was commissioned and served as a Major in the Medical Corp. in the position of chief of surgical studies in the U.S. Army’s Institute for Surgical Research. Dr. Waymack was also an associate professor of surgery at the University of Texas Medical Branch and at the University of Medicine and Dentistry of New Jersey. Dr. Waymack serves as a member of other boards of various healthcare corporations, both board of directors and boards of advisors, both public and private. This includes serving of the board of advisors for the publicly traded Moleculin Corporation.

Isaac Israel has served as our chief executive officer and a member of the board since October 2012. Mr. Israel was the founding chief executive officer of BeeContact Ltd. (formerly TASE:BCNT), from 2001 until 2007. Since 2008 Mr. Israel has served as founding chief executive officer of Uneri Capital Ltd., a consulting firm in the capital markets field, owned by Mr. Israel, which specializes in the healthcare sector. In providing such consulting services, Mr. Israel also provides consulting services to Capital Point Ltd. (TASE:CPTP) and serves as a member of the board of directors of various private healthcare corporations. In the past Mr. Israel also served as chairman of the board of a public healthcare corporation, NextGen Biomed Ltd., which is traded on the TASE.

Simcha Rock, CPA, MBA, has served as our chief financial officer and a member of the board since July 2013. He will retire from his position as CFO as of December 31, 2018 following a transition period with Gil Efron, our new CFO and Deputy CEO. Prior to joining us, Mr. Rock was a private equity manager at Edmond de Rothschild Private Equity Management, a firm specializing in the management of venture capital and other private equity investments funds, from February 2000 until January 2011, with responsibility for all financial, legal and administrative matters for several investment funds. Prior to 2000, Mr. Rock held financial management positions at Intel Electronics Ltd., The Jerusalem College of Technology, and JC Technologies Ltd. Mr. Rock holds a BA from Yeshiva University and an MBA from Cleveland State University.

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Gil Ben-Menachem, Ph.D., MBA, has served as the Company’s vice president of business development since January 2016, as a member of the Board’s Science and Technology Committee since August 2016, as a director at TyrNovo Ltd., the Company’s majority owned subsidiary, since February 2017, and as a director of the Company since July 2017. He has over 15 years of experience in the pharmaceutical, biotechnology, and venture capital industries. Prior to joining the Company, from 2013 until 2015 he was head of innovative products at Dexcel Pharma, a large privately held Israeli pharmaceutical company. From 2012 to 2013, Dr. Ben-Menachem served as chief executive officer of OphthaliX, a company that developed drugs in the ophthalmology space. From 2008 to 2012 he served as director of business development at Teva Pharmaceutical Industries Ltd. (NYSE:TEVA; TASE:TEVA), where he was responsible for business development efforts in connection with partnering and acquisition deals for late stage innovative drug candidates. Between 2005 and 2008 he served as director of business development at Paramount Biosciences, a New York based merchant bank and biotechnology venture capital firm. Dr. Ben-Menachem received his Ph.D. from the Hebrew University, and MBA from the University of Maryland. He concluded his postdoctoral training in immunology and microbiology at the National Institutes of Health (NIH), the U.S. Department of Health and Human Services’ medical research agency.

Steven Steinberg, has served as a member of Kitov Pharma’s board since July 2016. Since April 2017, Mr. Steinberg has been an independent financial consultant. From January 2015 through March 2017, Mr. Steinberg served as the chief financial officer of Glide Talk Ltd., a technology company in the video messaging arena. From September 2013 to October 2014 he served as vice president, finance at Client Connect Ltd., a subsidiary of Conduit Ltd., and subsequent to an acquisition, of Perion Network Ltd. a NASADQ listed company. Between August 2011 and August 2013, Mr. Steinberg acted as an independent consultant, providing start-ups and as well as mature organizations with advice in financial reporting, due diligence and business models. From December 2002 until July 2011 Mr. Steinberg was employed by Answers Corporation, a NASDAQ listed company, where he served as chief financial officer. Prior to 2002 he held a number of finance and chief financial officer roles, following a ten-year period of service as an audit manager at Coopers & Lybrand (currently Price Waterhouse Coopers) in New York City. Mr. Steinberg holds a Bachelor’s Degree in Business Administration from Florida International University – School of Business Administration, and was granted a CPA license in New York State.

Ido Agmon, MBA, has served as a member of Kitov Pharma’s board since June 2016. Since 2012, Mr. Agmon has been acting as an independent consultant and investment manager, providing start-ups, investment funds and technology-based ventures with advice in strategic & financial planning, fund-raising and related business development activities. From 2014 until the end of 2016, Mr. Agmon was a manager of Aviv New-Tech (formerly Aviv Bio-Invest), a private investment fund which manages a portfolio of public Israeli & global biomed and technology companies, of which he was a co-founder, and where he was responsible for analysis and evaluation of investments in Israeli and global biomed companies. From 2009 until 2011, Mr. Agmon served as the CEO of Meytav Technology Incubator, an Israeli-based accelerator for biotech, pharma & medtech ventures with over 20 portfolio companies. Mr. Agmon has served as a board member at a number of biomed ventures. From 2007 until 2009, he worked as the Director of Business Development in ATI incubator, a technology incubator specializing in biomed and cleantech projects, responsible for deal-flow and project evaluation. Mr. Agmon holds a Bachelor’s Degree in Business Administration & Life Sciences from Tel Aviv University, Tel Aviv, Israel, and an MBA from The Hebrew University, Jerusalem, Israel.

Arye Weber, has served as a member of Kitov Pharma’s board since January 2017. Since 2001, Mr. Weber has been the chairman of the board and sole shareholder of Scorpio Investments Ltd., a private holding company for various investments. Between 2006 and 2009, Mr. Weber was the CEO of Alonei Meitar Ltd. a TASE listed real estate development company. Between 2004 and 2008, Mr. Weber was the chairman of the board of Inventec Investments Ltd., a TASE listed real estate development company. Between 1989 and 2002, Mr. Weber was the Manager of the Securities & Investments sector at United Mizrachi Bank, and prior to 1989 he served in various securities and investments department roles at such bank. Mr. Weber has been the Chairman of the Board at B.G.I Investments (1961) Ltd., a TASE listed holding company since 2018, an external director at Capital Point Ltd., a TASE listed biotech investment company since 2013, a director at Lapidoth Israel Oil Prospectors Corp. Ltd., a TASE listed oil and gas exploration partnership since 2012, and a director at Sunny Communications Ltd. (formerly Scailex), a TASE listed investments company since 2014. Mr. Weber also serves as a member of the board of directors of various privately held corporations. In the past, Mr. Weber held director positions, including, at the Tel Aviv Stock Exchange Clearing House (chairman), Bank Mizrachi Registration Company (chairman), Mashabim United Mizrachi Bank Offerings Company Ltd., Tel Aviv Stock Exchange Ltd., Maalot Israel Rating Agency, and Excellence Investment Management Company. Mr. Weber completed various courses in investments at the Tel Aviv University, and holds an M.A. in Economics and Business Studies from the University of Kharkov, U.S.S.R. (presently Ukraine).

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Ran Tzror, CPA, MBA has served as a member of Kitov Pharma’s board since March 2017. Since 2014, Mr. Tzror has been the director of S.Y Glilot Ltd., a real-estate company owned by his family. Between 2010 and 2014 he was employed by Teva Pharmaceuticals Industries Ltd. (NYSE:TEVA; TASE:TEVA) in various roles in corporate business development, the office of the CEO & President of Teva Pharmaceuticals, and as Director of the Corporate Post Merger Integration Office. Between 2007 and 2010 he was a senior associate at Somekh Chaikin Certified Public Accountants (Israel), a member firm of KPMG International. Between 2006 and 2007 he was a legal intern at the commercial division of Yigal Arnon & Co., Advocates & Notary. Mr. Tzror holds a B.A. in Accounting, Ll.B. in Law, and MBA in Financial Management from Tel-Aviv University. He also completed various courses at the Kellogg Graduate School of Management at Northwestern University in Illinois. Mr. Tzror was granted a CPA license in the State of Israel, and was also admitted as a member of the Israeli Bar Association.

Revital Stern-Raff, CPA, MBA has served as a member of Kitov Pharma’s board since March 2017. Since August 2017, Ms. Stern-Raff has been an independent financial and accounting consultant. Between 2013 and August 2017, Ms. Stern-Raff, was the Chief Financial Officer of several municipal development and community association units of the City of Giv’atayim, Israel. Between 2006 and 2013, Ms. Stern-Raff held comptroller and economist positions at Ilex Medical Ltd., a publicly-traded medical diagnostic equipment company (TASE:ILX). Prior to 2006, Ms. Stern-Raff held a number of comptroller and public accounting positions. Between 2009 and 2012, Ms. Stern-Raff was an independent director at Real Imaging Holdings Ltd., a publicly traded breast cancer diagnostics company (TASE:RIMG). Ms. Stern-Raff is a licensed CPA in Israel, and holds an M.B.A. (Finance) and B.A. (Business Administration – Information Technology and Finance) from the Rishon Letzion College of Management in Israel.

Under our amended and restated articles of association, the number of directors on our Board of Directors will be no less than four and no more than nine (including any external directors, to the extent that we may be required to appoint external directors in accordance with the Companies Law and any regulations enacted thereunder) ("Maximum Number"). The majority of the members of the Board of Directors shall be residents of Israel, unless our center of management shall have been transferred to another country in accordance with a resolution of our Board of Directors by a majority of three quarters (75%) of the participating director votes. The number of directors may be changed, at any time and from time to time, by our shareholders with a majority of (a) 75% of the voting rights participating and voting on the matter in the applicable general meeting of our shareholders and (b) more than 47.9% of all of the voting rights in the Company as of the record date established for the applicable general meeting of our shareholders (“Special Majority”).

Our directors shall generally be nominated by our Board of Directors, and then appointed at our general meeting of shareholders with a regular majority. As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of NASDAQ Listing Rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. Our directors are not selected, nor recommended for board of director selection, by independent directors constituting a majority of the board’s independent directors or by a nominations committee comprised solely of independent directors as required by the NASDAQ Listing Rules. With the exception of external directors (if any are required to be elected) and any directors elected by our Board of Directors due to vacancy, our directors are elected by a general or special meeting of our shareholders. The nominations for directors, which are presented to our shareholders, are generally made by our directors, but nominations may be made by one or more of our shareholders as provided in our amended and restated articles of association, under the Companies Law or in an agreement between us and our shareholders. Goldman Hirsch Partners Ltd., a shareholder currently holding, to the best of our knowledge, at least 5,101,347 of our ordinary shares (or approximately 1.6% of our ordinary shares outstanding eligible to vote at shareholders’ meetings) and 17 other former minority shareholders of TyrNovo Ltd. currently holding in aggregate, to the best of our knowledge, at least 13,169,689 of our ordinary shares (or approximately 4.2% of our ordinary shares outstanding eligible to vote at shareholders’ meetings) have each entered into Shareholder’s Undertakings with us pursuant to which each such shareholder has agreed to vote its ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation of our board of directors and in favor of persons nominated and recommended to serve as directors by the board, and has granted us a proxy to ensure its compliance with such voting undertakings. Other than such Shareholder’s Undertakings, currently there is no other agreement between us and any shareholder regarding the nomination or appointment of directors. In accordance with our amended and restated articles of association, under the Companies Law, any one or more shareholders holding, in the aggregate such portions of our outstanding voting power, as set forth in our amended and restated articles of association may nominate one or more persons for election as directors at a general meeting by delivering a written notice of such shareholder’s intent to make such nomination or nominations to our registered office. Each such notice must set forth all of the details and information as required to be provided by our amended and restated articles of association. For additional details see the section “Shareholder Proposals” above.

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In accordance with our amended and restated articles of association, the directors elected to serve are divided into three classes, with each class comprising one-third of the members of our Board of Directors (the “Board”) (who are not external directors, if any were appointed), (hereinafter the “first class”; the “second class”; and the “third class"). If the number of directors is not equally divisible by three, each of the first class and the second class will be comprised of a different number, the closest and lowest to one-third, while the third class will be comprised of the remaining directors (who are not external directors, if any were appointed). If the number of directors changes, the number of directors in each class will change in accordance with the aforesaid rule. In the annual general meeting of our shareholders that will take place each year, the shareholders shall be entitled to elect directors who shall be elected for a Three-Year Term to replace the class of directors whose term in office has expired as of such annual general meeting of our shareholders, and so on ad infinitum, so that the directors who shall be elected as stated above shall enter office at the end of the annual general meeting of our shareholders at which they were elected, unless a later date for commencement of the term was decided at the time of the appointment, and shall serve for Three-Year Terms (unless their appointment will be terminated in accordance with the provisions of our amended and restated articles of association), and so that each year, the terms in office of one of the classes of directors shall expire at the annual general meeting of our shareholders for such year. A “Three-Year Term” means a term of office of a director until the third annual general meeting of our shareholders which shall be held following the date of their election as director, provided that each director shall continue to serve in office until his or her successor is duly elected and qualified, or until his or her retirement, death, resignation or removal. In accordance with Article 84 of our amended and restated articles of association, the first division of the Board of Directors into three classes was carried out in October 2016, by our Board’s decision, at the discretion of the Board.

Our Board may appoint a director at any time to fill any vacancies until the annual meeting of our shareholders set to take place at the end of the Three-Year Term for the class of directors to which such director is so appointed by the Board, provided that the total number of the members of the Board serving at such time will not exceed the Maximum Number.

The shareholders may at all times, by a Special Majority vote of the shareholders, replace or dismiss a director (in the case of replacement, only if the appointed director is not a corporation). A director to be replaced shall be given a reasonable opportunity to address the shareholders at their meeting. The tenure of a director expires pursuant to the provisions of our amended and restated articles of association and the Companies Law, upon death or if s/he becomes incompetent, unless removed from office as described above.

In addition, under the Companies Law, our Board must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board has determined that we require at least one director with the requisite financial and accounting expertise and that Mr. Rock (who also serves as our CFO until December 31, 2018), Ms. Stern-Raff, Mr. Steinberg, Mr. Weber and Mr. Tzror are each deemed to have such expertise.

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Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are “public companies”, including Israeli companies with shares listed on NASDAQ, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. On July 13, 2016, our Board of Directors resolved to adopt the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000. In accordance with such Regulation, a public company with securities listed on certain foreign exchanges, including NASDAQ, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and have no controlling shareholder are exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. In accordance with our Board of Directors’ resolution, for so long as we do not have a controlling shareholder as defined in Section 1 of the Companies Law, we intend to comply with the NASDAQ Rules in connection with a majority of independent directors on the Board of Directors and in connection with the composition of each of the audit committee and the compensation committee, in lieu of such requirements set forth under the Companies Law. A majority of our Board members are independent as required by the NASDAQ Rules. Furthermore, our audit committee consists of at least three independent directors, and our compensation committee consists of at least two independent directors. Our Board of Directors has determined that Ms. Stern-Raff and each of Messrs. Tzror, Weber, Steinberg, and Agmon qualify as an independent director under the corporate governance standards of the NASDAQ Rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Should any person or entity become deemed to be a controlling shareholder as defined in Section 1 of the Companies Law, then in accordance with Section 248(a) of the Companies Law, we will be required to convene a special general meeting of the shareholders at the earliest possible date, the agenda of which shall include the appointment of at least two external directors. Following such appointment, all of the external directors shall be appointed to each of our audit committee and compensation committee, and at least one external director shall be appointed to each committee of the Board of Directors authorized to exercise any of the powers of the Board of Directors.

We believe that our Board of Directors contains highly qualified and talented directors, including directors with global pharmaceutical and financial experience. At present five of our nine directors, the majority of our Board, are independent under NASDAQ listing rules. Our active Chairman of the Board, Dr. Paul Waymack, is the founder of Kitov Pharmaceuticals Ltd., our wholly owned subsidiary (which was merged with and into the Company at the end of 2017), and a critical key individual in the development of our flagship product – Consensi™.  Our other non-independent directors - the CEO, the retiring CFO, and the Vice president Business Development of the Company - facilitate collaboration between the Board and management. We continue to evaluate the size and composition of the Board of Directors to ensure that it maintains dynamic, exceptionally qualified members.

Persons Being Considered for Re-Election as Directors at this Annual Meeting

The Three-Year Term of each of the directors in the third class of directors, Messrs. Israel and Rock and Ms. Stern-Raff will end at the Meeting. They have each been nominated by our board of directors for re-election at this Annual Meeting as directors in the third class of directors, commencing following the expiration of the applicable nominee’s current term of office as a director at this Annual Meeting, and to serve until our 2021 annual meeting of shareholders and until his successor has been duly appointed, at which time, his term of office will end as set forth in our amended and restated articles of association.

Each of our director nominees has certified to us that she or he complies with all requirements under the Companies Law for serving as a director. Ms. Stern-Raff has certified to us that she complies with all requirements under the Companies Law and the NASDAQ Rules for serving as an independent director. Such certifications with respect to compliance with all the requirements for service as a director of a public company under the Companies Law will be available for inspection at the Company Offices. If any of these nominees is unable to serve, the persons named in the proxy or other voting instrument shall vote the ordinary shares for the election of such other nominees as management may propose. The aforesaid nominees, all of whom are currently serving as directors of the Company, have advised the Company that they will continue to serve as directors if re-elected.

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Each of our compensation committee, Board of Directors and general meeting of the shareholders of the Company has approved an amendment to the Terms of Office and Employment for each of our non-executive directors, such that effective January 1, 2017 we pay each non-executive director an annual fee of $40,000 for services as a member of our Board of Directors, and an additional $3,500 annual fee for service on each permanent committee of the Board of Directors, and an additional $7,000 annual fee for service on the Board of Directors of a subsidiary; provided, however, that the maximum annual fee for services on our Board of Directors, on Board of Director committees and/or on the Boards of Directors of any subsidiaries shall not exceed $47,000. Such annual fees shall be paid pro-rata for any service during part of a year. So long as the Company operates in accordance with the corporate governance exception set forth in Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, and is not required to pay non-executive directors annual and per meeting fees as set forth under the Compensation Regulations, the Company shall no longer pay any per meeting fees to its non-executive directors. Each of our compensation committee, Board of Directors and general meeting of the shareholders of the Company has also approved ancillary benefits such that we may subsidize ongoing corporate governance or other professional training for directors in amounts up to $5,000 per director per annum. The Company shall also reimburse the directors for any directs expenses incurred during the performance of their duties (e.g. travel; parking; telephone, meals etc.). The above dollar denominated fees, and all other dollar denominated payments that we pay our directors based in Israel, are paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017.

Should Mr. Rock be re-elected as a director, then he will be receive such aforesaid compensation as a non-executive director commencing as of January 1, 2019 following the termination of his agreement with respect to being our CFO.

In accordance with our Compensation Policy and previous shareholder approvals, each of Messrs. Israel and Rock and Ms. Stern-Raff will continue to be party to waiver and indemnification letters previously granted by the Company in the forms of waiver and indemnification letters previously approved by our shareholders to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under our directors and officers insurance coverage which provides coverage for all of our directors and officers.

If any of the above named nominees is unable to serve, and the persons named in the proxy or other voting instrument shall vote the ordinary shares for the election of such other nominees as management may propose, then upon election of such nominee by our shareholders at the Meeting, the votes in support thereof shall be deemed as to have voted to approve such nominee being granted by us the waiver and indemnification letters in the forms of waiver and indemnification letters previously approved by our shareholders to be entered into by the Company with directors serving from time to time in such capacity, and to be insured under our directors and officers insurance coverage which provides coverage for all of our directors and officers .

Our shareholders will be requested to adopt the following resolution at the Meeting with respect to each of the nominees for re-election as director:

“RESOLVED, to approve the re-appointment of the applicable nominee for re-election as a director, to serve as a director of the Company in the third class of directors, commencing with the expiration of the applicable nominee’s current term of office as a director, and to serve until the 2021 annual meeting of shareholders of the Company, and until his or her successor has been duly appointed, at which time his or her term of office will end as set forth in the Company’s amended and restated articles of association.”

A separate vote will be cast for each nominee for re-election as director. In accordance with Section 85 of the Companies Law and Articles 6 and 80 of our amended and restated articles of association, the approval of each of the nominees for appointment as a director in the third class of directors under Proposal 4 above must receive the affirmative vote of the holders of a majority of our ordinary shares participating and voting at the Meeting as Valid Meeting Participants.

Our Board of Directors recommends that our shareholders approve the re-appointment of each of Messrs. Israel and Rock and Ms. Stern-Raff as directors of the Company in the third class of directors, commencing following the expiration of the applicable nominee’s current term of office as a director, and to serve until our 2021 annual meeting of shareholders and until his or her successor has been duly appointed, at which time, his or her term of office will end as set forth in our amended and restated articles of association.

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Proposal 5:

To approve an amendment to the terms of office and employment of Dr. John Paul Waymack, the Chairman of the Board of Directors and Chief Medical Officer of the Company.

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company generally must be consistent with our Compensation Policy and must be approved by the Compensation Committee, the Board of Directors and the shareholders by a simple majority.

Current Arrangements

In July 2013, we entered into a consulting agreement with Waymack Inc. for the services of Dr. John Paul Waymack, one of our founders, pursuant to which Dr. Waymack provides services to us as the chairman of our board of directors, and is responsible for the medical operations of the Company as Chief Medical Officer in which capacity he reports to our board of directors. In return for Dr. Waymack’s services, as of March 2014 we paid Waymack Inc. a monthly fee of NIS 29,880 (approximately $8,690 per month based on the representative rate of exchange on June 30, 2014). Between September 2014 and December 2015, we paid Waymack Inc. a monthly fee of $14,000. During 2016, we paid Waymack Inc. a monthly fee of $20,000. Effective January 1, 2017 we are paying Waymack Inc. a monthly fee of $27,100. The service agreement may be terminated by either party upon 180 days’ advance notice to the other party. In addition to the above monthly fee Waymack Inc. is entitled to the following additional compensation:

Retirement Grant. A retirement grant of six (6) times the monthly fee upon termination of Dr. Waymack’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly fee, of which up to nine (9) times the monthly fee is based on measurable criteria and up to three (3) times the monthly fee is based on non-measurable criteria under our compensation policy. Following is a description of the annual bonus based on measurable criteria:  (i) a bonus in the amount of one (1) time the monthly fee for each $5 million (gross) increase during the calendar year compared to the previous calendar year-end of our equity and/or asset value and/or market cap, but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of one (1) times the monthly fee for completion of in-licensing transaction for a new product; (iii) a bonus in the amount of two (2) times the monthly fee for completion of a commercial transaction for one of our therapeutic candidates (out-licensing or marketing transaction) (iv) a bonus in the amount of two (2) times the monthly fee for completion of a toxicology study for one of our therapeutic candidates; (v) a bonus in the amount of four (4) times the monthly fee for each target successfully achieved in a clinical trial; (vi) a bonus in the amount of three (3) times the monthly fee upon approval by the FDA (NDA approval) or any comparable regulatory authority in connection with our products; (vii) a bonus in the amount of two (2) times the monthly fee for acceptance of one of our therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (viii) a bonus in the amount of two (2) times the monthly fee for publication of a scientific paper related to one of our therapeutic candidates; and (ix) a bonus in the amount of one (1) time the monthly fee for registration of a patent for one of our therapeutic candidates.

Special bonus based on either a Merger Transaction or a Commercialization Transaction. A special bonus equal to:  (i) 3.5% of our valuation determined in a Merger Transaction for a valuation up to $30 million, plus an additional 2.0% of our valuation for the next $20 million layer of valuation (i.e. above $30 million but less than $50 million), plus an additional 1.0% of our valuation for the layer of valuation above $50 million; provided that in any event Dr. Waymack will not be entitled to a bonus based on a Merger Transaction in an amount exceeding $2,000,000; A “Merger Transaction” means one or more related transactions of either: (A) sale, lease, license or any transfer of all or most of our assets or securities; (B) merger so that the shareholders holding at least 50% of our issued and outstanding share capital prior to the consummation of such transaction hold less than 50% of our issued and outstanding share capital or the share capital of the surviving company following the consummation of such transaction; (ii) 3.5% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, plus an additional 2.0% of cumulative revenues for the next $20 million layer of valuation (i.e. above $30 million but less than $50 million), plus an additional 1.0% of cumulative revenues for the layer of cumulative revenues above $50 million. The bonus is payable for a Commercial Transaction whose value or estimated value is at least $5 million as a result of the commercialization of our products. In the event the value or estimated value of a Commercialization Transaction exceeds such amount, Dr. Waymack will be entitled to an additional monthly bonus against revenues as a result of the Commercialization Transaction in the prior month. In any event Dr. Waymack will not be entitled to a bonus based on a Commercialization Transaction in an amount exceeding $2,000,000. A “Commercialization Transaction” means the execution of a licensing and/or distribution agreement of our products with estimated revenues of at least $5 million.

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In the second quarter of 2016, each of our audit committee, board of directors and shareholders approved a grant of options under our 2016 Equity-Based Incentive Plan to Dr. Waymack for the purchase of 3,089,066 ordinary shares (the “Initial PW Grant”) (such number of ordinary shares would comprise 154,453.3 of our ADSs). Such options will vest over a period of 3 years from June 27, 2016; have an exercise price of NIS 0.7884 per ordinary share; and are exercisable for 8 years from June 27, 2016, provided, however, that no options were exercisable prior to our adoption of a revised compensation policy in accordance with the Companies Law, which occurred in July 2017. In addition Dr. Waymack was granted an additional 2,468,759 options following our July 2016 follow-on public offering, on the same terms and conditions of the Initial PW Grant so that the sum total of his options following such public offering reflected 3.5% of our issued and outstanding shares subsequent to the offering(the “Subsequent PW Grant”); this grant was made subject to the proviso that the economic value of the total options issued to Dr. Waymack, calculated as of the date of issuance of the Subsequent PW Grant, was not in excess of the economic value of the Initial PW Grant as of the date of the approval of our board of directors for the option grants to Dr. Waymack.

In addition, in June and July of 2017 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 7,745,034 options to be granted to Dr. Waymack under our 2016 Equity-Based Incentive Plan. The exercise price of each option equals to NIS 0.3297 per one ordinary share, and were vested quarterly over a period of 3 years from the commencement of Dr. Waymack’s engagement, and are exercisable for 7 years from August 1, 2017. Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grant of options to Dr. Waymack.

Proposed Changes

Following discussions with Dr. Waymack, each our Compensation Committee and Board of Directors conducted a review of Dr. Waymack’s historical terms of office and employment, and the needs of the Company for Dr. Waymack’s services. In their review, each of our Compensation Committee and our Board of Directors took into account the Company’s compensation philosophies and the provisions of our Compensation Policy approved by each of the Compensation Committee, Board of Directors, and our shareholders, as well as internal fairness and market trend. We note that Dr. Waymack is not present when decisions are taken regarding his compensation package.

Except as described below, all terms of office and employment of Dr. Waymack, as previously approved by our shareholders, will remain unchanged.

Each of our Compensation Committee and Board of Directors have approved an amendment to the terms of office and employment for Dr. Waymack, subject to the subsequent approval of our shareholders, such that effective January 1, 2019, the monthly fee to be paid to Waymack Inc. shall be reduced by 20% and we will pay Waymack Inc. a monthly fee of $21,680. In addition, the advance notice period for termination of the agreement between ourselves and Waymack Inc. shall be changed to 120 days, instead of the present 90 days.

In addition, each of our Compensation Committee and Board of Directors has approved changes to the terms of office and employment granted to Dr. Waymack as follows:

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly fee, of which up to nine (9) times the monthly fee is based on measurable criteria and up to three (3) times the monthly fee is based on non-measurable criteria under our compensation policy. Following is a description of the annual bonus, commencing with the 2019 calendar year, based on measurable criteria which were updated following a review by each of the Compensation Committee and Board of Directors of the Company’s goals and targets:  (i) a bonus in the amount of one (1) time the monthly fee for each increase of 25% of the Company’s equity or assets or market cap or price per ADS at calendar year-end compared to the previous calendar year-end (exclusive of any increase directly attributable to an equity raise), but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of one (1) times the monthly fee for completion of in-licensing transaction for a new product; (iii) a bonus in the amount of one (1) times the monthly fee for completion of a commercial transaction for one of our therapeutic candidates (out-licensing or marketing transaction) (iv) a bonus in the amount of one (1) times the monthly fee upon approval by the FDA (NDA approval) or any comparable regulatory authority in connection with our products; (v) a bonus in the amount of two (2) times the monthly fee for acceptance of one of our therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (vi) a bonus in the amount of one (1) times the monthly fee for publication of a scientific paper related to one of our therapeutic candidates; and (vii) a bonus in the amount of one (1) time the monthly fee for registration of a patent for one of our therapeutic candidates.

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Special bonus based on a Commercialization Transaction. Any special bonus to be paid to Waymack Inc. with respect to a Commercialization Transaction shall be subject to the limitation that any special bonuses to office holders of the Company together with any fees paid to advisors, bankers and such in connection with the Commercialization Transaction shall be in aggregate no more than 17% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, and no more that 14% of cumulative revenues above $30 million.

The amended terms of office and employment proposed for Dr. Waymack, comply with our Compensation Policy which was approved by the Compensation Committee and Board of Directors, as well as our shareholders. For the purpose hereof, and in order to comply with the requirements set forth in the Israeli Companies Law for the approval of the amended terms of office and employment proposed for Dr. Waymack, the Compensation Committee and Board of Directors reviewed the current terms of office and employment of Dr. Waymack, as well as the proposed amended terms of office and employment for Dr. Waymack, and approved the matter after considering, inter alia, the Company’s objectives, business plan and its policy with a long-term view; our business risks management; our size and the nature of our operations; Dr. Waymack’s contribution to achieving our corporate objectives with a long-term view and in accordance with Dr. Waymack’s role at the Company; Dr. Waymack’s education, qualifications, expertise, seniority (with us in particular, and in Dr. Waymack’s profession in general), professional experience and achievements of Dr. Waymack; and Dr. Waymack’s position, the scope of his responsibility and previous wage agreements that we signed with him.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve an amendment to the terms of office and employment of Dr. John Paul Waymack, the Chairman of the Board of Directors and Chief Medical Officer of the Company, as set forth under Proposal 5 in the Proxy Statement.”

Each of our Compensation Committee and Board of Directors determined that Proposal 5 complies with our Compensation Policy. In accordance with Sections 270(3) and 273(a) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and employment, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged) which terms of office and employment are in compliance with the duly approved Compensation Policy of the company, in order to adopt Proposal 5 it must receive the affirmative vote of the holders of a majority of our ordinary shares participating and voting at the Meeting as Valid Meeting Participants.

 Our Board of Directors, with the exception of Dr. Paul Waymack who expresses no recommendation as to the vote on Proposal 5, recommends a vote “FOR” the approval of an amendment to the terms of office and employment of Dr. John Paul Waymack, the Chairman of the Board of Directors and Chief Medical Officer of the Company, as set forth under Proposal 5 above.

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Proposal 6:

To approve an amendment to the terms of office and employment of mr. isaac israel, a member of the Board of Directors and Chief executive Officer of the Company.

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company generally must be consistent with our Compensation Policy and must be approved by the Compensation Committee, the Board of Directors and the shareholders by a simple majority.

In July 2013, we entered into a services agreement with Uneri Capital Ltd., a private company wholly owned by Mr. Isaac Israel, for the provision of part-time management services according to our needs. For such services we paid as of such date monthly payments of NIS 25,000 (approximately $7,300 per month based on the representative rate of exchange on June 30, 2014).

As of September 2014 we terminated the engagement with Uneri Capital and entered into an employment agreement with Mr. Isaac Israel as our chief executive officer pursuant to which we paid Mr. Israel a base salary of NIS 40,000 (approximately $10,593) per month. In addition to the above we provided Mr. Israel with a car allowance at a monthly cost of up to NIS 4,000 (approximately $1,059), management insurance policy and advanced study fund.

Effective as of May 1, 2016, Mr. Israel increase the scope of his engagement with the Company to 100% from 80% and his base monthly consideration and linked benefits were increased proportionally. In addition, as of May 1, 2016, Mr. Israel is engaged via a services agreement with Uneri Capital, provided, however, that there is no difference to our costs and expenses for such engagement as a service provider instead of as an employee. For such services we paid Uneri Capital as of such date monthly payments of NIS 68,867 (approximately $17,911) per month during 2016. Effective January 1, 2017 we are paying Uneri Capital a monthly fee of $26,250 and a car allowance at a monthly cost of up to NIS 5,000 (approximately $1,400). The fee, and all other payments derived from a multiple of the fee that we pay Uneri Capital, is paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. The service agreement may be terminated by either party upon 90 days’ advance notice to the other party. In addition, Mr. Israel is entitled to the following additional compensation:

Retirement Grant. A retirement grant of six (6) time the monthly fee upon termination of Mr. Israel’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly fee, of which up to nine (9) times the monthly fee is based on measurable criteria and up to three (3) times the monthly fee is based on non-measurable criteria under our compensation policy. Following is a description of the annual bonus based on measurable criteria :  (i) a bonus in the amount of one (1) time the monthly fee for each $5 million (gross) increase during the calendar year compared to the previous calendar year-end of our equity and/or asset value and/or market cap, but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of one (1) times the monthly fee for completion of in-licensing transaction for a new product; (iii) a bonus in the amount of three (3) times the monthly fee for completion of a commercial transaction for one of our therapeutic candidates (out-licensing or marketing transaction) (iv) a bonus in the amount of one (1) times the monthly fee for completion of a toxicology study for one of our therapeutic candidates; (v) a bonus in the amount of four (4) times the monthly fee for each target successfully achieved in a clinical trial; (vi) a bonus in the amount of two (2) times the monthly fee upon approval by the FDA (NDA approval) or any comparable regulatory authority in connection with our products; (vii) a bonus in the amount of two (2) times the monthly fee for acceptance of one of our therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (viii) a bonus in the amount of two (2) times the monthly fee for publication of a scientific paper related to one of our therapeutic candidates; (ix) a bonus in the amount of one (1) time the monthly fee for registration of a patent for one of our therapeutic candidates; and (x) a bonus in the amount of one (1) times the monthly fee for meeting annual budget goals.

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Special bonus based on either a Merger Transaction, Fund Raise or a Commercialization Transaction. A special bonus equal to:  (i) 3.5% of our valuation determined in a Merger Transaction for a valuation up to $30 million, plus an additional 2.0% of our valuation for the next $20 million layer of valuation (i.e. above $30 million but less than $50 million), plus an additional 1.0% of our valuation for the layer of valuation above $50 million; provided that in any event Mr. Israel will not be entitled to a bonus based on a Merger Transaction in an amount exceeding $2,000,000; A “Merger Transaction” means one or more related transactions of either: (A) sale, lease, license or any transfer of all or most of our assets or securities; (B) merger so that the shareholders holding at least 50% of our issued and outstanding share capital prior to the consummation of such transaction hold less than 50% of our issued and outstanding share capital or the share capital of the surviving company following the consummation of such transaction; (ii) 3.5% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, plus 2.0% of cumulative revenues above $30 million but less than $50 million, plus 1.0% of cumulative revenues above $50 million. The bonus is payable for a Commercial Transaction whose value or estimated value is at least $5 million as a result of the commercialization of our products. In the event the value or estimated value of a Commercialization Transaction exceeds such amount, Mr. Israel will be entitled to an additional monthly bonus against revenues as a result of the Commercialization Transaction in the prior month. In any event Mr. Israel will not be entitled to a bonus based on a Commercialization Transaction in an amount exceeding $2,000,000. A “Commercialization Transaction” means the execution of a licensing and/or distribution agreement of our products with estimated revenues of at least $5 million.

In the second quarter of 2016, each of our audit committee, board of directors and our shareholders approved a grant of options under our 2016 Equity-Based Incentive Plan to Mr. Israel for the purchase of 2,206,476 ordinary shares (such number of ordinary shares would comprise 110,323.8 of our ADSs). Such options will vest over a period of 3 years from June 27, 2016, have an exercise price of NIS 0.7884 per ordinary share, and are exercisable for 8 years from June 27, 2016, provided, however, that no options were exercisable prior to our adoption a revised compensation policy in accordance with the Companies Law, which occurred in July 2017.

In addition, in June and July of 2017 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 4,355,710 RSUs to be granted to Mr. Israel under our 2016 Equity-Based Incentive Plan to Mr. Israel (such number of ordinary shares resulting from the RSUs would comprise 217,786 of our ADSs). The RSUs which were granted to Mr. Israel were vested quarterly over a period of 3 years from the commencement of Mr. Israel’s engagement, and are exercisable for 7 years from August 1, 2017. Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grant of RSUs to Mr. Israel.

Proposed Changes

Following discussions with Mr. Israel, and in order to prepare a new annual bonus matrix in order to better align the forward looking compensation of the Company management with the present goals of the company and its shareholders, each our Compensation Committee and Board of Directors conducted a review of Mr. Israel’s historical terms of office and employment, and the needs of the Company for Mr. Israel’s services. In their review, each of our Compensation Committee and our Board of Directors took into account the Company’s compensation philosophies and the provisions of our Compensation Policy approved by each of the Compensation Committee, Board of Directors, and our shareholders, as well as internal fairness and market trend. We note that Mr. Israel is not present when decisions are taken regarding his compensation package.

Except as described below, all terms of office and employment of Mr. Israel, as previously approved by our shareholders, will remain unchanged.

Each of our Compensation Committee and Board of Directors has approved changes to the terms of office and employment granted to Mr. Israel as follows:

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Annual Bonus. Annual bonus commencing with the 2019 calendar year has decreased such that it shall not exceed eight (8) times the monthly fee, of which up to six (6) times the monthly fee is based on measurable criteria and up to two (2) times the monthly fee is based on non-measurable criteria under our compensation policy. Following is a description of the annual bonus, commencing with the 2019 calendar year, based on measurable criteria which were updated following a review by each of the Compensation Committee and Board of Directors of the Company’s goals and targets:  (i) a bonus in the amount of one (1) time the monthly fee for each increase of 25% of the Company’s equity or assets or market cap or price per ADS at calendar year-end compared to the previous calendar year-end (exclusive of any increase directly attributable to an equity raise), but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of two (2) times the monthly fee for completion of in-licensing transaction for a new product; (iii) a bonus in the amount of one (1) times the monthly fee for completion of a commercial transaction for one of our therapeutic candidates (out-licensing or marketing transaction) (iv) a bonus in the amount of one (1) times the monthly fee for acceptance of one of our therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (v) a bonus in the amount of one (1) time the monthly fee for registration of a patent for one of our therapeutic candidates; and (vi) a bonus in the amount of one (1) times the monthly fee for meeting annual budget goals and/or (vii) a bonus in the amount of one (1) times the monthly fee for initial coverage of the Company’s stock by a new analyst.

Special bonus based on a Commercialization Transaction. Any special bonus to be paid to Uneri Capital with respect to a Commercialization Transaction shall be subject to the limitation that any special bonuses to office holders of the Company together with any fees paid to advisors, bankers and such in connection with the Commercialization Transaction shall be in aggregate no more than 17% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, and no more that 14% of cumulative revenues above $30 million.

Advance Notice. The advance notice period for termination of the agreement between ourselves and Mr. Israel shall be changed to 120 days, instead of the present 90 days.

The amended terms of office and employment proposed for Mr. Israel, comply with our Compensation Policy which was approved by the Compensation Committee and Board of Directors, as well as our shareholders. For the purpose hereof, and in order to comply with the requirements set forth in the Israeli Companies Law for the approval of the amended terms of office and employment proposed for Mr. Israel, the Compensation Committee and Board of Directors reviewed the current terms of office and employment of Mr. Israel, as well as the proposed amended terms of office and employment for Mr. Israel, and approved the matter after considering, inter alia, the Company’s objectives, business plan and its policy with a long-term view; our business risks management; our size and the nature of our operations; Mr. Israel’s contribution to achieving our corporate objectives with a long-term view and in accordance with Mr. Israel’s role at the Company; Mr. Israel’s education, qualifications, expertise, seniority (with us in particular, and in Mr. Israel’s profession in general), professional experience and achievements of Mr. Israel; and Mr. Israel’s position, the scope of his responsibility and previous wage agreements that we signed with him.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve an amendment to the terms of office and employment of Mr. Isaac Israel, a member of the Board of Directors and Chief Executive Officer of the Company, as set forth under Proposal 6 in the Proxy Statement.”

Each of our Compensation Committee and Board of Directors determined that Proposal 6 complies with our Compensation Policy. Thus, in accordance with Sections 270(3) and 273(a) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and employment, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged) which terms of office and employment are in compliance with the duly approved Compensation Policy of the company, in order to adopt Proposal 6 it must receive the affirmative vote of the holders of a majority of our ordinary shares participating and voting at the Meeting as Valid Meeting Participants.

Our Board of Directors, with the exception of Mr. Isaac Israel who expresses no recommendation as to the vote on Proposal 6, recommends a vote “FOR” the approval of an amendment to the terms of office and compensation of Mr. Isaac Israel, a member of the Board of Directors and Chief Executive Officer of the Company, as set forth under Proposal 6 above.

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Proposal 7:

To approve the terms of office and employment of mr. simcha rock, a member of the Board of Directors, in connection with the provision of consulting services to the company.

Pursuant to the Companies Law, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company generally must be consistent with our Compensation Policy and must be approved by the Compensation Committee, the Board of Directors and the shareholders by a simple majority. If the compensation is inconsistent with our Compensation Policy, then, provided that those provisions that must be included in the Compensation Policy according to the Companies Law have been considered by the Compensation Committee and Board of Directors, a Disinterested Majority will also be required for shareholder approval.

Current Arrangements

Consulting Agreement with Mr. Simcha Rock

In July 2013, we entered into a consulting agreement with Mr. Rock pursuant to which Mr. Rock provides services to us as our chief financial officer. In return for Mr. Rock’s services, as of March 2014, we paid Mr. Rock a monthly fee of NIS 35,000 (approximately $10,200 per month based on the representative rate of exchange on June 30, 2014). Between September 2014 and December 2016, we paid Mr. Rock NIS 50,000 (approximately $13,242) per month, as well as providing a leased company car at a monthly cost of up to NIS 3,000 (approximately $795) and to the following additional compensation. Effective January 1, 2017 we are paying Mr. Rock a monthly fee of $19,600 and a car allowance at a monthly cost of up to NIS 3,500 (approximately $975). The fee, and all other payments derived from a multiple of the fee that we pay Mr. Rock, is paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. The agreement may be terminated by either party upon 90 days’ prior notice to the other party. In addition, Mr. Rock is entitled to the following additional compensation:

Retirement Grant. A retirement grant of four (4) times the monthly fee upon termination of Mr. Rock’s engagement with us, provided that the termination is not due to circumstances that do not entitle an employee to severance payments under any applicable law and/or under any judicial decision of a competent tribunal.

Annual Bonus. Annual bonus, which shall not exceed twelve (12) times the monthly fee, of which up to nine (9) times the monthly fee is based on measurable criteria and up to three (3) times the monthly fee is based on non-measurable criteria under our compensation policy. Following is a description of the annual bonus based on measurable criteria:  (i) a bonus in the amount of one (1) time the monthly fee for each $5 million (gross) increase during the calendar year compared to the previous calendar year-end of our equity and/or asset value and/or market cap, but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of one (1) times the monthly fee for completion of in-licensing transaction for a new product; (iii) a bonus in the amount of one (1) times the monthly fee for completion of a commercial transaction for one of our therapeutic candidates (out-licensing or marketing transaction) (iv) a bonus in the amount of one (1) times the monthly fee for completion of a toxicology study for one of our therapeutic candidates; (v) a bonus in the amount of four (4) times the monthly fee for each target successfully achieved in a clinical trial; (vi) a bonus in the amount of two (2) times the monthly fee upon approval by the FDA (NDA approval) or any comparable regulatory authority in connection with our products; (vii) a bonus in the amount of one (1) times the monthly fee for acceptance of one of our therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (viii) a bonus in the amount of two (2) times the monthly fee for meeting annual budget goals; and (ix) a bonus in the amount of one (1) time the monthly fee for registration of a patent for one of our therapeutic candidates.

The annual bonus awarded to Mr. Rock for the year ended December 31, 2017, as recorded in our financial statements for such year, was $228,000. The annual bonus awarded to Mr. Rock for 2017, was based on the maximum of nine times the monthly fee for measurable criteria, including, amongst others, the successful completion of the Phase III/IV renal clinical trial, completion the acquisition of a majority stake in TyrNovo, and the completion of the Kuhnil out-licensing transaction. In addition, our compensation committee and board of directors, as set forth in our Compensation Policy approved by our shareholders, awarded Mr. Rock an annual bonus amount of 1.5 times the monthly fee out of a maximum of three times the monthly fee for non-measurable criteria, taking into account the contributions of Mr. Rock to the business of the Company, considering his skills, knowledge, and expertise and their satisfaction with his performance all in accordance with the criteria set forth in our Compensation Policy.

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Special bonus based on either a Merger Transaction, Fund Raise or a Commercialization Transaction. A special bonus equal to:  (i) 2.5% of our valuation determined in a Merger Transaction for a valuation up to $30 million, plus an additional 1.0% of our valuation for the layer of valuation above $30 million; provided that in any event Mr. Rock will not be entitled to a bonus based on a Merger Transaction in an amount exceeding $1,500,000; A “Merger Transaction” means one or more related transactions of either: (A) sale, lease, license or any transfer of all or most of our assets or securities; (B) merger so that the shareholders holding at least 50% of our issued and outstanding share capital prior to the consummation of such transaction hold less than 50% of our issued and outstanding share capital or the share capital of the surviving company following the consummation of such transaction; (ii) 2.5% of the cumulative revenues from a Commercialization Transaction for cumulative revenues up to $30 million, plus an additional 1.0% of cumulative revenues for the layer of cumulative revenues above $30 million. The bonus is payable for a Commercial Transaction whose value or estimated value is at least $5 million as a result of the commercialization of our products. In the event the value or estimated value of a Commercialization Transaction exceeds such amount, Mr. Rock will be entitled to an additional monthly bonus against revenues as a result of the Commercialization Transaction in the prior month. In any event Mr. Rock will not be entitled to a bonus based on a Commercialization Transaction in an amount exceeding $1,500,000. A “Commercialization Transaction” means the execution of a licensing and/or distribution agreement of our products with estimated revenues of at least $5 million.

In addition, in July 2014 we granted Mr. Rock 1,188,967 non-tradable options under our 2013 Option Plan to purchase 91,455 ordinary shares. Of these options: (a) 1,011,500 options to purchase 77,805 ordinary shares vested pro rata on a monthly basis over a period of 18 months from the date of grant and were exercisable at an exercise price of NIS 10.40 (approximately $2.75) per ordinary share for a period of three years commencing from the date of grant of the options; and (b) 177,467 options to purchase 13,651 ordinary shares vested as of the date of the grant and were exercisable at an exercise price of NIS 10.40 (approximately $2.75) per ordinary share and had a term of three years from the date of grant. During 2017 all of such aforesaid options expired unexercised. Following the attainment of a milestone in connection with our Phase III trial for Consensi™, we were required to grant to Mr. Rock an additional 181,089 options to purchase 13,929 ordinary shares. These options were to vest as of the date of grant and be exercisable at an exercise price of NIS 10.40 (approximately $2.75) per ordinary share and will have a term of three years from the date of grant. Mr. Rock waived the receipt of this option grant.

In the second quarter of 2016, each of our audit committee, board of directors and our shareholders approved a grant of options under our 2016 Equity-Based Incentive Plan to Mr. Rock for the purchase 661,943 ordinary shares, (such number of ordinary shares would comprise 33,097.15 of our ADSs). Such options will vest over a period of 3 years from June 27, 2016, have an exercise price of NIS 0.7884 per ordinary share, and are exercisable for 8 years from June 27, 2016, provided, however, that no options were exercisable prior to our adoption a revised compensation policy in accordance with the Companies Law, which occurred in July 2017.

In addition, in June and July of 2017 each of our Compensation Committee, Board of Directors and shareholders approved a grant of 2,903,807 RSUs to be granted to Mr. Rock under our 2016 Equity-Based Incentive Plan (such number of ordinary shares resulting for the RSUs would comprise 145,190 of our ADSs). The RSUs which were granted to Mr. Rock were vested quarterly over a period of 3 years from the commencement of Mr. Rock’s engagement, and are exercisable for 7 years from August 1, 2017. Our Compensation Committee, Board of Directors and shareholders each approved change of control acceleration for the grant of RSUs to Mr. Rock.

Proposed Consultant Services Compensation Package for Simcha Rock

As we previously announced, Mr. Gil Efron has commenced serving as our new Deputy Chief Executive Officer and Chief Financial Officer. Mr. Rock will retire on December 31, 2018, following completion of the full role transition with Mr. Efron. Subject to approval of his election as a director under Proposal 4 above, Mr. Rock will continue to serve on the Company’s Board of Directors.

Should Mr. Rock be re-elected as a director under Proposal 4 above, then he will receive compensation as a non-executive director commencing as of January 1, 2019, as set forth under Proposal 4.

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The Company is proposing that Mr. Rock, in addition to being a director of the Company, be engaged as a strategic advisor on a part-time basis. With respect to Mr. Rock’s continued engagement as a strategic advisor to the Company, and in light of the fact that he is also an office holder of the Company by virtue of being a director, our Compensation Committee and Board of Directors conducted a review of Mr. Rock’s historical terms of office and employment, and the needs of the Company for Mr. Rock’s services as a consultant. In their review, each of our Compensation Committee and our Board of Directors took into account the Company’s compensation philosophies and the provisions of our Compensation Policy approved by each of the Compensation Committee, Board of Directors, and our shareholders, as well as internal fairness and market trends. We note that Mr. Rock is not present when decisions are taken regarding his compensation package.

Each of our Compensation Committee and Board of Directors have approved the proposed terms of office and employment for Mr. Rock as a part-time strategic consultant, subject to the subsequent approval of our shareholders, such that effective January 1, 2019 we will pay Mr. Rock a monthly consulting fee of $4,900 and a car allowance at a monthly cost of up to NIS 1,500 (approximately $400) for a consulting position at a scope of 25%, which is in addition to his duties as a member of our board of directors, subject to his re-election under Proposal 4 above. The above dollar denominated fees, and all other dollar denominated payments that we pay Mr. Rock, shall be paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. In addition, Mr. Rock is eligible for an annual bonus award, commencing with the 2019 calendar year, which shall not exceed eight (8) times the monthly fee, of which up to six (6) times the monthly fee is based on measurable criteria comprised of certain Company targets, and up to two (2) times the monthly fee is based on non-measurable criteria for individual performance as set out under our compensation policy. Following is a description of the annual bonus based on measurable criteria for those certain Company targets:  (i) a bonus in the amount of one (1) times the monthly fee for each increase of 25% of the Company’s equity or assets or market cap or price per ADS at calendar year-end compared to the previous calendar year-end (exclusive of any increase directly attributable to an equity raise), but in any event no more than three (3) times the monthly fee; (ii) a bonus in the amount of two (2) times the monthly fee for completion by the Company of an in-licensing transaction for a new product; (iii) a bonus in the amount of one (1) times the monthly fee for completion by the Company of a commercial transaction for one of the Company’s or any of its subsidiaries’ therapeutic candidates (out-licensing or marketing transaction); (iv) a bonus in the amount of one (1) times the monthly fee for acceptance of one of the Company’s or any of its subsidiaries’ therapeutic candidates for IND by the FDA or a comparable stage by any comparable regulatory agency; (v) a bonus in the amount of two (2) times the monthly fee for the Company meeting annual budget goals, and/or (vi) a bonus in the amount of one (1) times the monthly fee for initial coverage of the Company’s stock by a new analyst.

Mr. Rock’s engagement with us as a strategic consultant shall commence as of January 1, 2019 and shall continue until April 30, 2019. Either Mr. Rock or we may terminate the Agreement with regard to the consulting services for any reason at any time by furnishing the other party with a notice of termination 60 days prior to such having effect, provided, however, in no event shall termination take effect prior to April 30, 2019. Unless either Mr. Rock or we notify the other party of its intention not to renew the agreement not later than sixty (60) days in advance of the expiration of the term, the agreement shall automatically be renewed for an additional period of four (4) months. Thereafter, the agreement shall be automatically renewed for additional four (4) month periods unless sooner terminated by either party in writing, at least sixty (60) days prior to any renewal date. Any annual bonus will be paid to Mr. Rock on a pro-rated basis in the event that the agreement is terminated in the middle of any calendar year.

For the purpose hereof, and in order to comply with the requirements set forth in the Israeli Companies Law for the approval of the terms of office and employment proposed for Mr. Rock as detailed above, the Compensation Committee and Board of Directors reviewed the current terms of office and employment of Mr. Rock, as well as the proposed new terms of office and employment for Mr. Rock, and approved the matter after considering, inter alia, the Company’s objectives, business plan and its policy with a long-term view; our business risks management; our size and the nature of our operations; Mr. Rock’s contribution to achieving our corporate objectives with a long-term view and in accordance with Mr. Rock’s role at the Company and, Mr. Rock’s education, qualifications, expertise, seniority (with us in particular, and in Mr. Rock’s profession in general), professional experience and achievements of Mr. Rock; and, Mr. Rock’s position, the scope of his responsibility and previous wage agreements that we signed with him.

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The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the terms of office and employment of Mr. Simcha Rock, a member of the Board of Directors, with respect to his services as a consultant of the Company, as set forth under Proposal 7 in the Proxy Statement.”

Each of our Compensation Committee and Board of Directors determined that Proposal 7 complies with our Compensation Policy. Thus, in accordance with Sections 270(3) and 273(a) of the Companies Law, which govern the approval of the engagement of a public company with a director with respect to his terms of office and employment, for the matter of his service as a director, as well as his engagement in other roles (if he is so engaged) which terms of office and employment are in compliance with the duly approved Compensation Policy of the company, in order to adopt Proposal 7 it must receive the affirmative vote of the holders of a majority of our ordinary shares participating and voting at the Meeting as Valid Meeting Participants.

If Mr. Rock’s re-election as a director under Proposal 4 is not approved at the Meeting then the matters under Proposal 7 shall be removed from the agenda of the Meeting as they will no longer require shareholder approval due to the cessation of Mr. Rock’s service as an office holder of the Company following the end of his current term as a director and termination of his agreement as CFO of the Company on December 31, 2019.

Our Board of Directors, with the exception of Mr. Simcha Rock who expresses no recommendation as to the vote on Proposal 7, recommends a vote “FOR” the approval of the terms of office and compensation of Mr. Simcha Rock, a member of the Board of Directors, with respect to an agreement for the provision of consulting services, as set forth under Proposal 7 above.

PROPOSAL 8

TO APPROVE A 1-FOR-20 REVERSE SHARE SPLIT OF THE COMPANY’S ORDINARY SHARES EFFECTIVE ON THE DATE TO BE ANNOUNCED BY THE COMPANY, AND THE APPLICABLE AMENDMENTS TO THE COMPANY'S MEMORANDUM OF ASSOCIATION AND AMENDED AND RESTATED ARTICLES OF ASSOCIATION TO REFLECT SUCH CHANGE

Our ADSs, listed for trading on the Nasdaq Capital Market, each currently represent 20 Ordinary Shares of the Company. Our Ordinary Shares are traded on the TASE, and presently trade for less that NIS 0.50 per Ordinary Share, the threshold at which our shares would be eligible for inclusion in certain TASE indices. Therefore, we seek the approval of the shareholders to effect a 1-for-20 (“1:20”) reverse share split of the Company’s Ordinary Shares and to amend our Memorandum of Association and Amended and Restated Articles of Association accordingly. If this proposal is approved, then the Board will have the authority to direct the Company’s management to implement the reverse share split on such date and on such terms that management shall deem appropriate pursuant to this Proposal 8, and our Memorandum of Association and Amended and Restated Articles of Association shall be amended to effect the reverse share split. When the reverse share split is implemented, the number of issued and outstanding Ordinary Shares of the Company shall be divided by 20 in accordance with the 1:20 ratio, and since the total issued principal amount of the share capital remains the same after the reverse share split. In addition, when the reverse share split is implemented, each ADS will represent one Ordinary Share, no par value, but there will be no effect on the number of ADSs held by any owner of ADSs.

The reverse stock split would be effected simultaneously for all of the Company’s Ordinary Shares, and the exchange ratio would be the same for all Ordinary Shares. The reverse stock split would affect all of our shareholders uniformly and would not affect any shareholder’s percentage ownership interests in the Company, relative voting rights or other rights, except to the extent that the reverse stock split results in fractional shares, in which case such fractional shares will be treated as detailed below. Ordinary shares issued pursuant to the reverse stock split would remain fully paid and non-assessable.

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While we believe that the potential advantages of a reverse share split outweigh any actual or potential disadvantages, if the Company does effect a reverse share split there can be no assurance that:

a)	our ordinary shares and/or ADSs will trade at a price in proportion to the decrease in the number of outstanding shares resulting from the share split;

b)	the liquidity of our ordinary shares and/or ADSs will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the reverse share split;

c)	engaging in a reverse share split will not be perceived in a negative manner by investors, analysts or other stock market participants; or

d)	the reverse share split will not result in some shareholders owning “odd-lots” of less than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

The exercise price and the number of shares issuable pursuant to outstanding options and warrants will be adjusted pursuant to the terms of such instruments in connection with such a reverse share split. Therefore, if the reverse share split is approved and the Board proceeds with the 1:20 split, then for every twenty old Ordinary Shares previously issuable upon exercise of the options or warrants, the holders of twenty options or warrants will, upon exercise thereof, receive one ordinary share no par value, for the same aggregate amount of consideration paid.

Fractional Shares

If the reverse share split results in shareholders having fractional shares and in order to avoid the expense and inconvenience of issuing fractional shares (or payment therefor) in connection with the reverse share split, the treatment of such fractional shares shall be coordinated with the TASE and we will act in accordance with the TASE’s instructions. In the absence of instructions from the TASE, the following shall apply:

The Company shall round any fractional share that results from the reverse share split either up or down, to the nearest whole ordinary share, as applicable (i.e., fractions of 0.5 and below shall be rounded down and fractions higher than 0.5 shall be rounded up). The Company shall use the fractional shares rounded down (the “Rounded Down Fractional Shares”) in order to consummate the rounding up of the relevant fractional shares and, to the extent the Rounded Down Fractional Shares are not sufficient to fully round up all fractional shares eligible to be round up, the Company shall issue new ordinary shares to such shareholders entitled to receive them in accordance with the rounding mechanism described above in the amount required to fully consummate the said rounding up. Such issuance shall be deemed to have been effected immediately prior to the reverse share split.

The Board may, in its sole discretion, sell any remaining fractional shares to which no shareholder is entitled, and to donate the consideration received from such sale to any social cause the Board deems appropriate.

Fractional Shares Underlying Convertible Securities

Treatment of fractions in connection with the exercise of convertible securities of the Company (the “Convertible Securities”) shall be coordinated with the TASE and the Company will act in accordance with the TASE’s instructions. In the absence of instructions from the TASE, the following shall apply fractional shares underlying the Convertible Securities:

Holders of Convertible Securities will not be entitled to receive underlying fractional shares which may result from the exercise of their respective Convertible Securities following the reverse share split. Instead, to the extent applicable, the Company shall sell on the TASE, through a trustee, from time to time, the underlying fractional shares resulting from the exercise of the Convertible Securities, which add up to a whole number of ordinary shares, during the one month period from the date in which an acceptable amount of shares for sale on TASE was accumulated.  The proceeds from such sale shall be distributed between the eligible holders of the sold underlying fractional shares (after deduction of sales commissions and the consideration the Company is entitled to for the exercise of the Convertible Securities) in such manner and on such dates as shall be determined by the Board or by management as authorized by the Board.

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Certain U.S. Federal Income Tax Consequences

Generally, the reverse share split will not result in the recognition of gain or loss for U.S. federal income tax purposes. The total adjusted tax basis of the aggregate number of new ordinary shares and ADSs will be the same as the total adjusted basis of the aggregate number of Ordinary Shares and ADSs held by a shareholder immediately prior to the reverse share split and the holding period of the Ordinary Shares and ADSs after the reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split, to the extent applicable. No gain or loss will be recognized by the Company as a result of the reverse share split.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences is based on the Israeli Income Tax Ordinance and the policy of the Israeli Tax Authority (“ITA”) as currently in place, and is for general information only. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them.

Generally, a reverse share split will not be viewed for Israeli tax purposes as a sale of the Ordinary Shares held by each shareholder, subject to the fulfillment of all of the following terms: the reverse share split shall apply the same conversion ratio for all of the shareholders; there will be no change in the shareholders’ rights (whether in their voting rights or rights for profits) as a result of the reverse share split; the reverse share split shall not include any consideration or economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the company; the economic value of all of the issued shares shall not be affected by the reverse share split; and the reverse share split shall not result in any change excluding the amount of the issued shares.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER; INCLDUING WITH RESPECT TO ANY IMPACT ON A SPECIFIC SHAREHOLDER DUE TO THE ROUNDING UP OR DOWN MECHANISM. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF A REVERSE SHARE SPLIT.

 Implementation of the Reverse Share Split

Most of the holders of our Ordinary Shares hold their shares electronically through the Bank Mizrachi-Tefahot Registration Company, the Company’s nominee company. As a result, these shareholders do not hold physical stock certificates evidencing their ownership of Ordinary Shares. After the reverse share split becomes effective, each holder of Ordinary Shares will receive notice regarding the implementation of the reverse split and the resulting number of ordinary shares owned by such holder as a result of the reverse split. It is not anticipated that any action on the part of holders of electronic Ordinary Shares will be required in order to implement the reverse split. Holders of our Ordinary Shares who hold physical share certificates will be directed to surrender their old certificates to the Company to be replaced by new shares certificates reflecting the resulting number of ordinary shares owned by such holder as a result of the reverse split

The holders of the Company’s ADSs will not receive any notice because the reverse share split will have no effect on the numbers of ADSs held, due to the simultaneous change in the ADS-Ordinary Share ratio of 1:20 to 1:1, as detailed above.

Our Board will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve a 1-for-20 reverse share split of the Company’s ordinary shares, effective on the date to be announced by the Company, and to approve the applicable amendments to each of the Company's Memorandum of Association and Amended and Restated Articles of Association to reflect such reverse split, as set forth under Proposal 8 in the Proxy Statement”.

In accordance with Sections 20, 24, 57 and 85 of the Companies Law, Article 6 of our Amended and Restated Articles of Association, and Section 4 of our Memorandum of Association, the approval of Proposal 8 must receive the affirmative vote of the holders of a majority of our ordinary shares participating and voting at the Meeting as Valid Meeting Participants.

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Our Board of Directors recommends that the shareholders approve a 1-for-20 reverse share split of the Company’s ordinary shares, effective on the date to be announced by the Company, and to approve the applicable amendments to each of the Company's Memorandum of Association and Amended and Restated Articles of Association to reflect such reverse split.

The Company will carry out the reverse share split described in this Proposal 8 as soon as practicable following its approval by the shareholders of the Company, subject to receipt of any tax rulings and completion of any other conditions the Board determines are necessary.

* * * * *

We are not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy or voting instruments confer discretionary authority with respect to acting thereon, and the persons named in the proxy or other voting instrument will vote on such matters in accordance with their best judgment

Review of documents

Our shareholders may review, by request, documents relevant to the agenda matters of the Meeting, at the Company Offices, Sunday through Thursday during regular working hours, by coordinating in advance with Mr. Avraham Ben-Tzvi, Adv., by email at avraham@kitovpharma.com or Telephone: +972-3-9333121, until the day of the Meeting. Furthermore, the Proxy Statement, Voting Slip, and Notice of Annual General Meeting of Shareholders can also be viewed on the Commission’s website at www.sec.gov, the Distribution Site and on the TASE Website, as well on our corporate website at http://kitovpharma.investorroom.com/Shareholder-Meetings.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT, OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT WHICH IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED NOVEMBER 9, 2018. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN NOVEMBER 9, 2018, AND THE MAILING OF THIS DOCUMENT TO ADS HOLDERS OR SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors,

/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi, Adv.
On behalf of Kitov Pharma Ltd.

November 9, 2018

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Voting Slip – Part Two

Company name: Kitov Pharma Limited, public company no. 520031238

Company address (for submission and delivery of Voting Slips):  One Azrieli Center, Round Tower, 19th Floor, Tel Aviv 6701101, Israel

Meeting date: Wednesday, December 19, 2018, at 4:30 p.m. (Israel Time).

Date of adjourned meeting: Wednesday, December 26, 2018, at 4:30 p.m. (Israel Time).

Meeting type: Annual General Meeting (the “Meeting”).

Shareholder Details:

Shareholder Name: ___________________

Israeli ID no.: ______________________

For shareholders who are not in possession of an Israeli ID card:

Passport no.: ______________________

Country of Issue: ______________________

Valid Until: _______________________

For shareholders that are corporations:

Corporation no. : _____________________

Country of Incorporation: ___________________

Is the Shareholder any of the following[1]:

A “Principal Shareholder”[1]:	Yes / No
A “Senior Officer of the Company”[2]:	Yes / No
An “Institutional Investor”[3]:	Yes / No

1 Please circle the relevant possibility in each of the sections.

2 As defined in Section 1 of the Securities Law, 5728-1968 (hereinafter: the “Securities Law”)

3 As defined in Section 37(d) of the Securities Law

4 As defined in Regulation 1 of the Supervision of Financial Services Regulations (Provident Funds)(Participation of a Management Company at a General Meeting), 5769-2009 as well as a Manager of Mutual Funds as per the meaning in the Mutual Funds Law, 5754-1999

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Manner of Voting:

Matter	Manner of voting
	For	Against	Abstain
Proposal 3 To approve an amendment of the Company's amended and restated articles of association as set forth in the Proxy Statement.

 Proposal 4

To approve the re-appointment of the applicable nominee for re-election as a director, to serve as a director of the Company in the second class of directors, commencing with the expiration of the applicable nominee’s current term of office as a director, and to serve until the 2021 annual meeting of shareholders of the Company, and until his successor has been duly appointed, at which time his term of office will end as set forth in the Company’s amended and restated articles of association.

Proposal 4.A. Mr. Isaac Israel
Proposal 4.B. Mr. Simcha Rock
Proposal 4.C. Ms. Revital Stern-Raff

 Proposal 5

To approve an amendment to the terms of office and employment of Dr. John Paul Waymack, the Chairman of the Board of Directors and Chief Medical Officer of the Company, as set forth under Proposal 5 in the Proxy Statement.

 Proposal 6

To approve an amendment to the terms of office and employment of Mr. Isaac Israel, a member of the Board of Directors and Chief Executive Officer of the Company, as set forth under Proposal 6 in the Proxy Statement.

 Proposal 7

To approve the terms of office and employment of Mr. Simcha Rock, a member of the Board of Directors, with respect to his services as a consultant of the Company, as set forth under Proposal 7 in the Proxy Statement.

 Proposal 8

To approve a 1-for-20 reverse share split of the Company’s ordinary shares, effective on the date to be announced by the Company, and to approve the applicable amendments to each of the Company's Memorandum of Association and Amended and Restated Articles of Association to reflect such reverse split, as set forth under Proposal 8 in the Proxy Statement.

Mark X or V clearly in the appropriate column, in accordance with your voting decision.

Date	Signature

For shareholders holding shares through a stock exchange member (in accordance with Section 177(1) of the Companies Law, 5799 - 1999), this Voting Slip is only valid when accompanied by an certification of ownership. For shareholders registered in the Company’s shareholder registry – this Voting Slip will only be valid when accompanied by a photocopy of an ID / passport / certificate of incorporation.

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